August 3, 2020

VIA EDGAR TRANSMISSION AND FEDEX

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jenn Do

Ms. Mary Mast

Mr. Chris Edwards

Mr. Joe McCann

Re:	Acutus Medical, Inc.

Registration Statement on Form S-1

Registration No. 333-239873

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-239873) (the “Registration Statement”) of Acutus Medical, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 P.M. Eastern Time on August 5, 2020, or as soon as practicable thereafter, or at such other time as our legal counsel, Davis Polk & Wardwell LLP, may request by a telephone call to the staff of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Alan F. Denenberg at (650) 752-2004.

[Signature page follows]

Very truly yours,

Acutus Medical, Inc.

By:	/s/ Vince Burgess
	Name:	Vince Burgess
	Title:	Chief Executive Officer

[Signature Page to Acceleration Request]